SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BG Medicine, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08861T107

(CUSIP Number)

Charles Carelli

Chief Financial Officer

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, MA 02142

617-868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 08861T206	Page 2 of 24

1.	Names of reporting persons AGTC Advisors Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 126,108
	8.	Shared voting power 0
	9.	Sole dispositive power 126,108
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 126,108
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 1.4%
14.	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 08861T206	Page 3 of 24

1.	Names of reporting persons Applied Genomic Technology Capital Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,710,865
	8.	Shared voting power 0
	9.	Sole dispositive power 1,710,865
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,710,865
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 17.7%
14.	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 08861T206	Page 4 of 24

1.	Names of reporting persons NewcoGen Group, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,836,973
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,836,973
11.	Aggregate amount beneficially owned by each reporting person 1,836,973
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 18.9%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 08861T206	Page 5 of 24

1.	Names of reporting persons AGTC Partners, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,836,973
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,836,973
11.	Aggregate amount beneficially owned by each reporting person 1,836,973
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 18.9%
14.	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 08861T206	Page 6 of 24

1.	Names of reporting persons Flagship Ventures Management, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,836,973
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,836,973
11.	Aggregate amount beneficially owned by each reporting person 1,836,973
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 18.9%
14.	Type of reporting person CO

SCHEDULE 13D

CUSIP No. 08861T206	Page 7 of 24

1.	Names of reporting persons Flagship Ventures Fund 2007, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 938,801
	8.	Shared voting power 0
	9.	Sole dispositive power 938,801
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 938,801
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 10.2%
14.	Type of reporting person PN

SCHEDULE 13D

CUSIP No. 08861T206	Page 8 of 24

1.	Names of reporting persons Flagship Ventures 2007 General Partner, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 938,801
	9.	Sole dispositive power 0
	10.	Shared dispositive power 938,801
11.	Aggregate amount beneficially owned by each reporting person 938,801
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 10.2%
14.	Type of reporting person OO

SCHEDULE 13D

CUSIP No. 08861T206	Page 9 of 24

1.	Names of reporting persons Noubar B. Afeyan, Ph.D.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting 50,642
	8.	Shared voting power 2,775,774
	9.	Sole dispositive power 50,642
	10.	Shared dispositive power 2,775,774
11.	Aggregate amount beneficially owned by each reporting person 2,826,416
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 27.6%
14.	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 08861T206	Page 10 of 24

1.	Names of reporting persons Edwin M. Kania, Jr.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 959,965
	9.	Sole dispositive power 0
	10.	Shared dispositive power 959,965
11.	Aggregate amount beneficially owned by each reporting person 959,965
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 10.4%
14.	Type of reporting person IN

SCHEDULE 13D

CUSIP No. 08861T206	Page 11 of 24

ITEM 1.	Security and Issuer.

The title and class of securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of BG Medicine, Inc., a Delaware corporation (the “Issuer”). All share and per share amounts in this Statement have been adjusted to reflect a 1-for-4 reverse split of the Issuer’s common stock on July 8, 2015. The principal executive office of the Issuer is located at 880 Winter Street, Suite 210, Waltham, Massachusetts 02451. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Statement is being filed by: AGTC Advisors Fund, L.P. (“AGTC”), Applied Genomic Technology Capital Fund, L.P. (“AGTC Fund,” and together with AGTC, the “AGTC Funds”), NewcoGen Group, Inc. (“NewcoGen Inc.”), AGTC Partners, L.P. (“AGTC Partners”), Flagship Ventures Management, Inc. (“Flagship Inc.”), Flagship Ventures Fund 2007, L.P. (“Flagship 2007”), Flagship Ventures 2007 General Partner, LLC (“Flagship GP”), Noubar B. Afeyan, Ph.D. and Edwin M. Kania, Jr. The individuals and entities referenced in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Reference is made to NewcoGen Group LLC (“NewcoGen Group”), NewcoGen Equity Investors LLC (“NewcoGen Equity”), NewcoGen-Long Reign Holding LLC (“NewcoGen-Long Reign”), ST NewcoGen LLC (“ST NewcoGen,” and together with NewcoGen Group, NewcoGen Equity and NewcoGen-Long Reign, the “NewcoGen Funds”). NewcoGen Inc. is the manager of each of the NewcoGen Funds and the general partner of AGTC Partners, which is the general partner of each of the AGTC Funds. NewcoGen Inc. is a wholly-owned subsidiary of Flagship Inc. Flagship GP is the general partner of Flagship 2007. Dr. Afeyan is the director of Flagship Inc., and may be deemed to beneficially own all securities held by the NewcoGen Funds and the AGTC Funds. Dr. Afeyan and Mr. Kania are managers of Flagship GP, and may be deemed to beneficially own all securities held by Flagship 2007. The NewcoGen Funds beneficially own no shares of Common Stock. The Reporting Persons, all of which are deemed to beneficially own securities of the Issuer that are the subject of this Statement, and together with the NewcoGen Funds, are referred to collectively herein as the “Flagship Entities.”

Mr. Kania is also a managing member of OneLiberty Partners 2000, LLC (“OneLiberty Partners”), which is the general partner of each of OneLiberty Advisors Fund 2000 L.P. (“OneLiberty Advisors”) and OneLiberty Ventures 2000 L.P. (“OneLiberty Ventures,” and together with OneLiberty Advisors, the “OneLiberty Funds”). The OneLiberty Funds and OneLiberty Partners also beneficially own securities of the Issuer as disclosed in Item 5 of this Statement. Mr. Kania may be deemed to beneficially own all securities held by the OneLiberty Funds. In addition, Mr. Kania is a managing member of OneLiberty Partners IV LLC (“OneLiberty Partners IV”), which is the general partner of OneLiberty Advisors IV, L.P. (“OneLiberty Advisors IV”) and OneLiberty Fund IV, L.P. (“OneLiberty Fund IV,” and together with OneLiberty Advisors IV, the “OneLiberty IV Funds”). OneLiberty Partners IV and the OneLiberty IV Funds beneficially own no shares of Common Stock. The OneLiberty Funds, OneLiberty Partners, OneLiberty IV Funds and OneLiberty Partners IV are referred to collectively herein as the “OneLiberty Entities.”

In addition, Dr. Afeyan is the general partner of Atlast LP (“Atlast”), which also beneficially owns securities of the Issuer as disclosed in Item 5 of this Statement.

(b) and (c) The address of the principal business office of each of the Reporting Persons is c/o Flagship Ventures, One Memorial Drive, 7th Floor, Cambridge, MA 02142. Flagship Ventures is a venture capital firm focused on creating, financing and building innovative companies. Founded in 2000, Flagship Ventures manages over $1.3 billion in early-stage funds and operates from its offices at Kendall Square in Cambridge, MA. With an active portfolio of over 40 companies, the firm’s strategy is to balance its investments across three principal business sectors: Therapeutics, Life Science Tools & Diagnostics, and Sustainability.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(a), (b) or (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Other than Dr. Afeyan and Mr. Kania, each of the Reporting Persons is a Delaware entity. Dr. Afeyan and Mr. Kania are each citizens of the United States.

SCHEDULE 13D

CUSIP No. 08861T206	Page 12 of 24

ITEM 3.	Source and Amount of Funds or Other Consideration.

Since the Issuer’s inception in 2000, the Flagship Entities and OneLiberty Entities have invested in the Issuer by purchasing Common Stock, preferred stock, convertible notes and warrants. The sources of funds used by the Flagship Entities and OneLiberty Entities to purchase the Issuer’s securities have been capital contributions from their respective investors.

Previous Transactions:

On February 3, 2011, the Issuer’s Registration Statement on Form S-1 (File No. 333-164574) filed with the Securities and Exchange Commission in connection with its initial public offering of shares of Common Stock was declared effective. The closing of the initial public offering took place on February 9, 2011, and at the closing, all of the shares of the Issuer’s preferred stock held by the Flagship Entities and OneLiberty Entities converted into shares of Common Stock. Upon the automatic conversion of the preferred stock, NewcoGen Equity received 102,725 shares of Common Stock, NewcoGen-Long Reign received 14,880 shares of Common Stock, ST NewcoGen received 14,846 shares of Common Stock, AGTC received 31,431 shares of Common Stock, AGTC Fund received 519,993 shares of Common Stock, OneLiberty Advisors received 1,058 shares of Common Stock and OneLiberty Ventures received 20,106 shares of Common Stock.

Also at the closing of the Issuer’s initial public offering, the outstanding principal and accrued but unpaid interest on the convertible notes purchased by certain of the Flagship Entities during the period beginning March 30, 2010 and ending on November 4, 2010, automatically converted into shares of Common Stock at the initial public offering price of $28.00 per share. Upon the automatic conversion of the notes, NewcoGen Group received 28,019 shares of Common Stock, NewcoGen Equity received 19,985 shares of Common Stock, NewcoGen-Long Reign received 2,836 shares of Common Stock, ST NewcoGen received 2,828 shares of Common Stock, AGTC received 1 share of Common Stock and AGTC Fund received 10 shares of Common Stock.

Certain of the Flagship Entities also purchased shares of Common Stock in the initial public offering at the initial public offering price of $28.00 per share, resulting in the following additional acquisitions of shares of Common Stock: NewcoGen Group purchased 10,714 shares of Common Stock; NewcoGen Equity purchased 8,928 shares of Common Stock; NewcoGen-Long Reign purchased 5,357 shares of Common Stock; ST NewcoGen purchased 5,357 shares of Common Stock; AGTC purchased 3,571 shares of Common Stock; AGTC Fund purchased 67,857 shares of Common Stock and Flagship 2007 purchased 178,571 shares of Common Stock.

Separate and apart from the automatic conversion of preferred stock into Common Stock upon the closing of the initial public offering, the automatic conversion of the outstanding principal and accrued but unpaid interest on the convertible notes into Common Stock upon the closing of the initial public offering, the new purchases of Common Stock by certain of the Flagship Entities in the initial public offering and prior to the Issuer registering its shares of Common Stock pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, NewcoGen Group owned 507,466 shares of Common Stock.

On January 30, 2013, the Issuer completed an underwritten public offering in which certain of the Flagship Entities purchased shares of Common Stock at a price of $8.00 per share as follows: NewcoGen Group purchased 62,500 shares of Common Stock; NewcoGen Equity purchased 31,250 shares of Common Stock; AGTC purchased 18,750 shares of Common Stock; AGTC Fund purchased 125,000 shares of Common Stock and Flagship 2007 purchased 262,500 shares of Common Stock.

On December 3, 2014, NewcoGen Group exercised all of its warrants to purchase an aggregate of 12,810 shares of Common Stock on a cashless basis. Upon the cashless exercise of the warrants, the Issuer withheld 462 shares of Common Stock as payment of the exercise price and NewcoGen Group was issued 12,348 shares of Common Stock. On December 4, 2014, NewcoGen Group made an in-kind pro rata distribution of its 621,048 shares of Common Stock for no consideration to its members, and since then NewcoGen Group has held no securities of the Issuer. As members of NewcoGen Group, Dr. Afeyan received 41,132 shares of Common Stock, Atlast received 2,507 shares of Common Stock, OneLiberty Advisors IV received 7,412 shares of Common Stock and OneLiberty Fund IV received 148,239 shares of Common Stock in such distribution.

On December 3, 2014, NewcoGen Equity exercised all of its warrants to purchase an aggregate of 13,639 shares of Common Stock on a cashless basis. Upon the cashless exercise of the warrants, the Issuer withheld 615 shares of Common Stock as payment of the exercise price and NewcoGen Equity was issued 13,023 shares of Common Stock. On December 4, 2014, NewcoGen Equity made an in-kind pro rata distribution of its 175,913 shares of Common Stock for no consideration to its members, and since then NewcoGen Equity has held no securities of the Issuer. As members of NewcoGen Equity, Dr. Afeyan received 2,797 shares of Common Stock, OneLiberty Advisors IV received 148 shares of Common Stock and OneLiberty Fund IV received 2,797 shares of Common Stock in such distribution.

SCHEDULE 13D

CUSIP No. 08861T206	Page 13 of 24

On December 3, 2014, NewcoGen-Long Reign exercised all of its warrants to purchase an aggregate of 1,634 shares of Common Stock on a cashless basis. Upon the cashless exercise of the warrants, the Issuer withheld 65 shares of Common Stock as payment of the exercise price and NewcoGen-Long Reign was issued 1,569 shares of Common Stock. On December 4, 2014, NewcoGen-Long Reign made an in-kind distribution of its 24,642 shares of Common Stock for no consideration to its sole member, and since then NewcoGen-Long Reign has held no securities of the Issuer.

On December 3, 2014, ST NewcoGen exercised all of its warrants to purchase an aggregate of 1,620 shares of Common Stock on a cashless basis. Upon the cashless exercise of the warrants, the Issuer withheld 64 shares of Common Stock as payment of the exercise price and ST NewcoGen was issued 1,556 shares of Common Stock. On December 4, 2014, ST NewcoGen made an in-kind pro rata distribution of its 24,588 shares of Common Stock for no consideration to its members, and since then ST NewcoGen has held no securities of the Issuer.

On December 9, 2014, OneLiberty Advisors IV sold 1,575 shares of Common Stock and OneLiberty Fund IV sold 31,447 shares of Common Stock on the open market at $1.44 per share. On December 10, 2014, OneLiberty Advisors IV sold 1,368 shares of Common Stock and OneLiberty Fund IV sold 27,312 shares of Common Stock on the open market at $1.28 per share. On December 11, 2014, OneLiberty Advisors IV sold 4,617 shares of Common Stock and OneLiberty Fund IV sold 92,278 shares of Common Stock on the open market at $1.20 per share, and since then OneLiberty Advisors IV and OneLiberty Fund IV have held no securities of the Issuer.

On July 27, 2015, AGTC Fund exercised warrants to purchase an aggregate of 79,087 shares of Common Stock on a cashless basis. Upon the cashless exercise of the warrants, the Issuer withheld 4,980 shares of Common Stock as payment of the exercise price and AGTC Fund was issued 74,107 shares of Common Stock.

On July 27, 2015, AGTC exercised warrants to purchase an aggregate of 4,780 shares of Common Stock on a cashless basis. Upon the cashless exercise of the warrants, the Issuer withheld 302 shares of Common Stock as payment of the exercise price and AGTC was issued 4,478 shares of Common Stock.

Secured Convertible Promissory Note and Series A Preferred Stock Financing:

On May 12, 2015, the Issuer entered into a Securities Purchase Agreement (the “Original Purchase Agreement”) with the AGTC Funds and Flagship 2007 (the “Purchasers”). Pursuant to the terms of the Original Purchase Agreement, on May 12, 2015 (the “Initial Closing”), the Issuer issued and sold to the Purchasers secured convertible promissory notes in aggregate principal amount of $500,000 (the “Notes”), including a Note having a principal amount of $308,488 issued to AGTC Fund, a Note having a principal amount of $22,727 issued to AGTC and a Note having a principal amount of $168,785 issued to Flagship 2007. On July 14, 2015, the Issuer and the Purchasers entered into the First Amendment to the Purchase Agreement (the “First Amendment to the Purchase Agreement”) pursuant to which the Issuer and the Purchasers agreed to extend the period of time following the Issuer’s 2015 annual meeting of stockholders for the Second Closing (defined below) to occur until July 14, 2015. The Original Purchase Agreement, as amended by the First Amendment to the Purchase Agreement, is referred to herein as the “Purchase Agreement.” On July 14, 2015 (the “Second Closing”), pursuant to the terms of the Purchase Agreement, the Issuer issued and sold to the Purchasers 1,176,262 shares of newly designated Series A Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), of the Issuer at a purchase price of $1.7003 per share (the “Purchase Price”) for aggregate gross cash proceeds of approximately $2.0 million. In addition, at the Second Closing, the $500,000 in aggregate principal amount of Notes, plus accrued but unpaid interest thereon, that the Issuer had issued to the Purchasers in the Initial Closing, converted into 298,181 shares of Series A Preferred Stock at the Purchase Price. Following the Second Closing, the Issuer had issued an aggregate of 1,474,443 shares of Series A Preferred Stock, which are outstanding and held by the Purchasers, including 909,696 shares of Series A Preferred Stock held by AGTC Fund, 67,018 shares of Series A Preferred Stock held by AGTC and 497,729 shares of Series A Preferred Stock held by Flagship 2007. The issuance of the Notes and the Series A Preferred Stock are collectively referred to herein as the “Financing.”

SCHEDULE 13D

CUSIP No. 08861T206	Page 14 of 24

Series A Preferred Stock, Certificate of Designations and New Investor Rights Agreement

The shares of Series A Preferred Stock have the rights, preferences and privileges set forth in the Certificate of Designations to the Issuer’s Restated Certificate of Incorporation that was filed by the Issuer on July 14, 2015 with the Secretary of State of the State of Delaware (the “Certificate of Designations”), which are summarized as follows:

Ranking: the Series A Preferred Stock ranks senior in preference and priority to the Common Stock and each other class or series of capital stock of the Issuer, except for any class or series of capital stock issued in compliance with the terms of the Certificate of Designations.

Dividends: the holders of Series A Preferred Stock are entitled to receive, out of funds legally available for the payment of dividends under Delaware law, cumulative dividends that accrue daily at an annual rate of 8%, compounded and payable quarterly in cash or in additional shares of Series A Preferred Stock at the election of each holder. The holders of Series A Preferred Stock are also entitled to participate in cash dividends and in-kind distributions made on shares of Common Stock.

Liquidation Preference: upon liquidation, including deemed liquidations pursuant to a merger, consolidation or a sale of all or substantially all of our assets, the holders of Series A Preferred Stock will be entitled to be paid first out of any proceeds in an amount per share equal to the price at which shares of Series A Preferred Stock were sold in the Financing, plus all accrued but unpaid dividends on each share of Series A Preferred Stock, and prior to payment of any amounts on the Issuer’s Common Stock. Thereafter, the holders of Series A Preferred Stock will also share pro rata on an as converted to Common Stock basis in payments made to the holders of the Issuer’s Common Stock. Accordingly, the holders of the Series A Preferred Stock will be entitled to receive the proceeds out of any sale or liquidation of the Issuer before any such proceeds are paid to holders of the Issuer’s Common Stock and then share in any proceeds paid to holders of the Issuer’s Common Stock. As a result, only the sale or liquidation proceeds in excess of the liquidation preference plus accrued but unpaid dividends would be available for distribution to holders of the Issuer’s Common Stock.

Conversion and Anti-Dilution Protection: each share of Series A Preferred Stock is initially convertible into one share of Common Stock at any time at the option of each holder and automatically upon the written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock. The conversion price will be subject to adjustment as described below in the event that the Issuer issues other securities at a price per share less than the conversion price of the Series A Preferred Stock then in effect, subject to specified exceptions, and is also subject to adjustment in connection with stock splits, combinations, dividends and other corporate transactions affecting the Common Stock. The rights, preferences and privileges of the Series A Preferred Stock include full-ratchet anti-dilution protection until the first anniversary of the date that the Series A Preferred Stock is issued and weighted-average anti-dilution protection thereafter.

Voting Rights: holders of Series A Preferred Stock are entitled to vote with the holders of the Common Stock on an as-converted basis, except that no holder of Series A Preferred Stock will be entitled to cast votes for the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by such holder that exceeds (subject to a proportionate adjustment in the event of a stock split, stock dividend, combination or other proportionate recapitalization) the quotient of (A) the aggregate purchase price paid by such holder for its Series A Preferred Stock, divided by (B) the greater of (i) $3.20 and (ii) the closing price of the Common Stock on the trading day immediately prior to the date its Series A Preferred Stock is issued. In addition, prior to the conversion of the Series A Preferred Stock, the consent of the holders of at least a majority of the Series A Preferred Stock then outstanding, voting together as a single class, will be required for the Issuer to take certain actions, including, among other things: liquidating, dissolving or winding up the business and affairs of the Issuer or effecting any merger, consolidation or other liquidation event; amending, altering or repealing any provision of the Certificate of Incorporation, the Certificate of Designations or the Bylaws of the Issuer; creating or authorizing any class or series of capital stock ranking senior to or on parity with the Series A Preferred Stock or increasing the number of authorized shares of Series A Preferred Stock; purchasing, redeeming, paying or declaring dividends on any shares of capital stock of the Issuer, with certain exceptions; increasing or decreasing the size of the Board of Directors of the Issuer (the “Board”); and specified other matters.

SCHEDULE 13D

CUSIP No. 08861T206	Page 15 of 24

Redemption: unless prohibited by Delaware law, beginning on March 31, 2016, the holders of Series A Preferred Stock will have the right to require the Issuer to redeem the shares of Series A Preferred Stock, in whole or in part, in cash for a price per share equal to the greater of (i) the then current fair market value of the Series A Preferred Stock and (ii) the Accrued Value (as defined in the Certificate of Designations) plus the amount of any accrued and unpaid dividends thereon. The redemption right will expire if the Issuer closes a single or a series of related capital raising transactions in which the Issuer issues its capital stock to investors resulting in gross proceeds to the Issuer of at least $5.5 million in the aggregate, excluding the conversion of any indebtedness and inclusive of the Series A Preferred Stock issuable pursuant to the Purchase Agreement. In addition, holders of Series A Preferred Stock will have redemption rights in connection with specified change of control transactions of the Issuer.

Board of Directors: the holders of Series A Preferred Stock will be entitled to nominate one director to the Board (the “Series A Director”). Subject to applicable law and stock exchange requirements, the Series A Director will be entitled to serve as a member of each committee of the Board. The rights to nominate a Series A Director will terminate if less than 20% of the shares of Series A Preferred Stock issued under the Purchase Agreement are no longer outstanding.

In connection with the execution of the Purchase Agreement by the Issuer and the Purchasers, on May 12, 2015, Stéphane Bancel, who is affiliated with Flagship Ventures, resigned from the Board, effective as of that time. Also, effective as of that time, the Board appointed Harry W. Wilcox, also an affiliate of Flagship Ventures, to fill the vacancy created by Mr. Bancel’s resignation. Subject to Securities and Exchange Commission and NASDAQ corporate governance rules, Mr. Wilcox will serve on the Issuer’s Nominating and Governance Committee and its Compensation Committee.

Stock Options and Warrants:

As of July 28, 2015, the Flagship Entities also beneficially owned warrants to purchase shares of Common Stock exercisable within 60 days thereof as follows: AGTC owned warrants exercisable for 858 shares of Common Stock and AGTC Fund owned warrants exercisable for 14,199 shares of Common Stock.

In addition, as of July 28, 2015, Dr. Afeyan holds (1) an option to purchase 1,051 shares of Common Stock, which was granted on February 27, 2012 and became fully vested on July 1, 2012, (2) an option to purchase 1,051 shares of Common Stock, which was granted on June 11, 2012 and became fully vested on June 11, 2013, (3) an option to purchase 1,051 shares of Common Stock, which was granted on June 12, 2013 and became fully vested on June 12, 2014, and (4) an option to purchase 1,051 shares of Common Stock, which was granted on June 3, 2014 and became fully vested on June 3, 2015. These options to purchase Common Stock were granted to Dr. Afeyan pursuant to the Issuer’s Non-Employee Director Compensation Policy for service as a director of the Issuer during 2011, 2012, 2013 and 2014, respectively.

SCHEDULE 13D

CUSIP No. 08861T206	Page 16 of 24

ITEM 4.	Purpose of Transaction.

The Flagship Entities and OneLiberty Entities acquired the Issuer’s securities for investment purposes. Noubar B. Afeyan, Ph.D. is a member of the Issuer’s Board of Directors, a director of Flagship Inc., a manager of Flagship GP, and the general partner of Atlast. Therefore, Dr. Afeyan may be deemed to beneficially own all securities held by the NewcoGen Funds, AGTC Funds, Flagship 2007 and Atlast. In addition, as described in Item 3 of this Statement, Dr. Afeyan was granted options to purchase Common Stock pursuant to the Issuer’s Non-Employee Director Compensation Policy for service as a director of the Issuer during 2011, 2012, 2013 and 2014.

Subject to applicable legal requirements, one or more of the Flagship Entities and/or OneLiberty Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Flagship Entities’ and/or OneLiberty Entities’ ownership of the Issuer’s securities, other opportunities available to the Flagship Entities and/or OneLiberty Entities and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Flagship Entities and/or OneLiberty Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the Flagship Entities and OneLiberty Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described in Item 3, this Item 4 or consistent with the rights of the Flagship Entities set forth in the New Investor Rights Agreement, as defined in Item 6 of this Statement, none of the Flagship Entities and OneLiberty Entities has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any

SCHEDULE 13D

CUSIP No. 08861T206	Page 17 of 24

change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or (j) any action similar to any of those enumerated above.

ITEM 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person named in Item 2 of this Statement. The percentage is based on an aggregate of 8,742,638 shares of Common Stock outstanding as of July 28, 2015, based on information provided by the Issuer. The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3 promulgated under the Act, and includes warrants and options exercisable within 60 days of July 28, 2015.

Reporting Person	Shares of Common Stock		Shares of Common Stock Underlying Shares of Series A Preferred Stock	Shares of Common Stock Underlying Warrants Beneficially Owned and Exercisable within 60 Days	Shares of Common Stock Underlying Options Beneficially Owned and Exercisable within 60 Days	Number of Shares Beneficially Owned	Percentage Beneficially Owned
AGTC Advisors Fund, L.P.	58,232		67,018	858	0	126,108	1.4%
Applied Genomic Technology Capital Fund, L.P.	786,970		909,696	14,199	0	1,710,865	17.7%
NewcoGen Group, Inc.	845,202		976,714	15,057	0	1,836,973	18.9%
AGTC Partners, L.P.	845,202		976,714	15,057	0	1,836,973	18.9%
Flagship Ventures Management, Inc.	845,202		976,714	15,057	0	1,836,973	18.9%
Flagship Ventures Fund 2007, L.P.	441,072		497,729	0	0	938,801	10.2%
Flagship Ventures 2007 General Partner, LLC	441,072		497,729	0	0	938,801	10.2%
Noubar B. Afeyan, Ph.D.	1,332,712	(1)	1,474,443	15,057	4,204	2,826,416	27.6%
Edwin M. Kania, Jr.	462,236	(2)	497,729	0	0	959,965	10.4%

(1)	Includes 2,508 shares of Common Stock held by Atlast. See Item 2 of this Statement for a description of how these holdings are attributable to Dr. Afeyan.
(2)	Includes 1,058 shares of Common Stock held by OneLiberty Advisors and 20,106 shares of Common Stock held by OneLiberty Ventures. See Item 2 of this Statement for a description of how these holdings are attributable to Mr. Kania.

SCHEDULE 13D

CUSIP No. 08861T206	Page 18 of 24

NewcoGen Inc. may be deemed to have beneficial ownership of the securities held by the AGTC Funds, as the general partner of AGTC Partners which is the general partner of each of the AGTC Funds. As general partner of the AGTC Funds, AGTC Partners may also be deemed to have beneficial ownership of the securities held by the AGTC Funds. NewcoGen Inc. is a wholly-owned subsidiary of Flagship Inc. Consequently, Flagship Inc. may also be deemed to have beneficial ownership of the securities of which NewcoGen Inc. may be deemed to have beneficial ownership, including securities held by the AGTC Funds. As the director of Flagship Inc., Dr. Afeyan may be deemed to have beneficial ownership with respect to all securities held by the AGTC Funds. As general partner of Flagship 2007, Flagship GP may be deemed to have beneficial ownership of the securities held by Flagship 2007. In addition, as a managing member of OneLiberty Partners which is the general partner of each of the OneLiberty Funds, Mr. Kania may be deemed to have beneficial ownership of the securities held by the OneLiberty Funds. As managers of Flagship GP, which is the general partner of Flagship 2007, Dr. Afeyan and Mr. Kania may be deemed to have beneficial ownership of the securities held by Flagship 2007. As the general partner of Atlast, Dr. Afeyan may be deemed to beneficially own the securities held by Atlast.

Each of the Reporting Persons expressly disclaims beneficial ownership of the securities of the Issuer owned by all other Reporting Persons except to the extent of its or his pecuniary interest therein.

(b) AGTC has sole voting and dispositive control over 126,108 shares of Common Stock beneficially owned and AGTC Fund has sole voting and dispositive control over 1,710,865 shares of Common Stock beneficially owned; except that, in each case, AGTC Partners, the general partner of each of the AGTC Funds, NewcoGen Inc., the general partner of AGTC Partners, Flagship Inc., of which NewcoGen Inc. is a wholly-owned subsidiary, and Dr. Afeyan, who is the director of Flagship Inc., may be deemed to share the right to direct the voting and dispositive control over such securities.

Flagship 2007 has sole voting and dispositive control over 938,801 shares of Common Stock beneficially owned, except that Flagship GP, the general partner of Flagship 2007, and Dr. Afeyan and Mr. Kania, who are managers of Flagship GP, may be deemed to share the right to direct the voting and dispositive control over such securities.

Dr. Afeyan, who is the general partner of Atlast, may be deemed to have sole voting and dispositive control over the 2,508 shares beneficially owned by Atlast.

In addition, as a managing member of OneLiberty Partners, which is the general partner of each of the OneLiberty Funds, Mr. Kania shares voting and dispositive control over the 1,058 shares of Common Stock beneficially owned by OneLiberty Advisors and 20,106 shares of Common Stock beneficially owned by OneLiberty Ventures.

Furthermore, Dr. Afeyan has sole voting and dispositive control over 43,930 shares of Common Stock held by Dr. Afeyan individually and 4,204 shares of common stock issuable upon the exercise of options exercisable within 60 days of July 28, 2015.

(c) Except for the acquisitions and dispositions described in Item 3 of this Statement, which are reflected in Item 5(a) and (b) hereof, none of the Reporting Persons has effected any transaction in shares of Common Stock within the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 08861T206	Page 19 of 24

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Fifth Amended and Restated Investor Rights Agreement

In connection with the Second Closing of the Financing, the Issuer entered into a Fifth Amended and Restated Investor Rights Agreement dated July 14, 2015 (the “New Investor Rights Agreement”) with the Purchasers as well as the stockholders who hold shares of Common Stock that are registrable securities (the “Prior Registrable Securities”) under the Issuer’s then existing Fourth Amended and Restated Investor Rights Agreement dated July 10, 2008 (the “Prior Investor Rights Agreement”). Under the terms of the New Investor Rights Agreement, the Prior Investor Rights Agreement was amended and restated to grant certain demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Subject to the terms of the New Investor Rights Agreement, holders of shares having registration rights (the “Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of Common Stock included in any such registration under certain circumstances. The Issuer is generally required to pay all expenses incurred in connection with registrations effected in connection with the registration rights under the Investor Rights Agreement, excluding underwriting discounts and commissions. The registration rights described below do not apply to shares of Common Stock that are eligible to be sold by persons who are not affiliates of the Issuer (as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)), and have not been affiliates of the Issuer during the preceding three months, pursuant to Rule 144(b)(1) under the Securities Act.

Demand Rights. Any holder or holders of Series A Preferred Stock, or any holder or holders who collectively hold Registrable Securities representing at least 40% of the Registrable Securities then outstanding, shall have the right, exercisable by written notice, to have the Issuer prepare and file a registration statement under the Securities Act covering the Registrable Securities that are the subject of such request; provided, that the Issuer is not obligated to prepare and file a registration statement if neither Form S-3 nor another short form registration statement is available to the Issuer, unless the Registrable Securities that are the subject of such request have an expected aggregate offering price to the public of at least $1,000,000. Subject to the foregoing, the holders of Series A Preferred Stock (and any of their affiliates who hold Registrable Securities) shall be permitted two demand registrations on Form S-1 and unlimited demand registrations on Form S-3 and the holders of Registrable Securities who are not holders of Series A Preferred Stock shall be permitted one demand registration. In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of Common Stock included in any such registration, with priority given to including in the registration statement the shares of Common Stock issuable upon conversion of the Series A Preferred Stock over including the other Registrable Securities, and the Issuer may postpone or suspend the filing or effectiveness of such registration.

Piggyback Rights. If the Issuer proposes to register Common Stock under the Securities Act, other than in a registration statement relating solely to sales of securities to participants in a dividend reinvestment plan, or Form S-4 or S-8 or any successor form or in connection with an acquisition or exchange offer or an offering of securities solely to the Issuer’s existing stockholders or employees, the Issuer is required to (i) give prompt written notice to all holders of Registrable Securities of its intention to effect such a registration and (ii) include in such registration all Registrable Securities which are permitted under applicable securities laws to be included in the form of registration statement the Issuer selects and with respect to which the Issuer has received written requests for inclusion therein within 30 days after the receipt of the Issuer’s notice; provided, however, that the Issuer is not obligated to include securities of a holder that are eligible for resale into the public market by persons who are not affiliates of the Issuer (as defined in Rule 144 under the Securities Act), and have not been affiliates of the Issuer during the preceding three months, pursuant to Rule 144(b)(1) under the Securities Act. The Issuer has the right to postpone or withdraw any such registration without obligation to any stockholder (other than its obligation to pay registration expenses in connection with such registration). In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of Common Stock included in any such registration, with priority given to including in the registration statement the shares of Common Stock issuable upon conversion of the Series A Preferred Stock over including the other Registrable Securities.

Indemnification. The New Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer and each selling stockholder is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement due to information provided by such stockholder provided that such information was not changed or altered by the Issuer.

In addition, the descriptions in Item 3 with respect to the Certificate of Designations, the form of Note and the Purchase Agreement are incorporated herein by reference.

Non-Employee Director Compensation Policy

                Noubar B. Afeyan, Ph.D. is entitled to certain compensation for service as a director of the Issuer under the Issuer’s Non-Employee Director Compensation Policy, which became effective on February 9, 2011. Under the policy, upon initial election or appointment to the Board of Directors, new non-employee directors receive a non-qualified stock option to purchase 2,102 shares of our common stock at an exercise price equal to the fair market value on the date of grant that vests one year from the date of grant. Each year of a non-employee director’s tenure, the director will receive a non-qualified stock option to purchase 1,051 shares of our common stock at an exercise price equal to the fair market value on the date of grant that vests one year from the date of grant. The options become fully vested and exercisable upon a change of control.

As of July 28, 2015, Dr. Afeyan holds (1) an option to purchase 1,051 shares of Common Stock, which was granted on February 27, 2012 and became fully vested on July 1, 2012, (2) an option to purchase 1,051 shares of Common Stock, which was granted on June 11, 2012 and became fully vested on June 11, 2013, (3) an option to purchase 1,051 shares of Common Stock, which was granted on June 12, 2013 and became fully vested on June 12, 2014, and (4) an option to purchase 1,051 shares of Common Stock, which was granted on June 3, 2014 and became fully vested on June 3, 2015. These options to purchase Common Stock were granted to Dr. Afeyan pursuant to the Issuer’s

SCHEDULE 13D

CUSIP No. 08861T206	Page 20 of 24

Non-Employee Director Compensation Policy for service as a director of the Issuer during 2011, 2012, 2013 and 2014, respectively. The terms of these options are set forth in the Issuer’s standard form of stock option agreement under the 2010 Employee, Director and Consultant Stock Plan.

In addition, each non-employee director is entitled to cash compensation under the Non-Employee Director Compensation Policy for service as a director, chairperson, committee member and committee chairperson, as applicable. Each director is also eligible to receive full reimbursement of reasonable out-of-pocket expenses incurred for his attendance at the Issuer’s board meetings.

The foregoing description of the terms of the New Investor Rights Agreement, Non-Employee Director Compensation Policy, form of stock option agreement under the 2010 Employee, Director and Consultant Stock Plan, Certificate of Designations, form of Note, Original Purchase Agreement and First Amendment to Purchase Agreement, is intended as a summary only and is qualified in its entirety by reference to the New Investor Rights Agreement, Non-Employee Director Compensation Policy, form of stock option agreement under the 2010 Employee, Director and Consultant Stock Plan, Certificate of Designations, form of Note, Original Purchase Agreement and First Amendment to Purchase Agreement, which are filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7 and Exhibit 8, respectively, to this Statement and incorporated by reference herein.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Fifth Amended and Restated Investor Rights Agreement, by and among the Issuer and the stockholders named therein, dated July 14, 2015 (Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 001-33827), filed with the Securities and Exchange Commission on July 15, 2015).

Exhibit 3:	Non-Employee Director Compensation Policy (Incorporated by reference to Exhibit 10.36 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (File No. 001-33827), filed with the Securities and Exchange Commission on March 30, 2012).

Exhibit 4:	Form of Stock Option Agreement under the 2010 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.26 of Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-164574), filed with the Securities and Exchange Commission on August 31, 2010).

Exhibit 5	Certificate of Designations of Series A Preferred Stock of the Issuer (Incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K (File No. 001-33827), filed with the Securities and Exchange Commission on July 15, 2015).

Exhibit 6	Form of Secured Convertible Promissory Note issued by the Issuer to each of the Purchasers (Incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the Issuer’s Current Report on Form 8-K/A (File No. 001-33827), filed with the Securities and Exchange Commission on June 9, 2015).

Exhibit 7	Securities Purchase Agreement by and between the Issuer and the Purchasers, dated May 12, 2015 (Incorporated by reference to Exhibit 10.1 of Amendment No. 1 to the Issuer’s Current Report on Form 8-K/A (File No. 001-33827), filed with the Securities and Exchange Commission on June 9, 2015).

Exhibit 8	First Amendment to the Securities Purchase Agreement by and between the Issuer and the Purchasers, dated July 14, 2015 (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-33827), filed with the Securities and Exchange Commission on July 15, 2015).

SCHEDULE 13D

CUSIP No. 08861T206	Page 21 of 24

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 3rd day of August, 2015.

APPLIED GENOMIC TECHNOLOGY CAPITAL FUND, L.P.;
AGTC ADVISORS FUND, L.P.

Each by its General Partner, AGTC Partners, L.P.
By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

AGTC PARTNERS, L.P.
By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

NEWCOGEN GROUP, INC.

By: *
Noubar B. Afeyan, PhD
President

FLAGSHIP VENTURES MANAGEMENT, INC.

By: *
Noubar B. Afeyan, PhD
President

SCHEDULE 13D

CUSIP No. 08861T206	Page 22 of 24

FLAGSHIP VENTURES FUND 2007, L.P.

By its General Partner, Flagship Ventures 2007 General Partner, LLC

By: *
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES 2007 GENERAL PARTNER, LLC

By: *
Noubar B. Afeyan, PhD
Manager

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

*
Noubar B. Afeyan, PhD

*	The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Noubar B. Afeyan, PhD
Noubar B. Afeyan, PhD

SCHEDULE 13D

CUSIP No. 08861T206	Page 23 of 24

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: August 3, 2015

APPLIED GENOMIC TECHNOLOGY CAPITAL FUND, L.P.;
AGTC ADVISORS FUND, L.P.

Each by its General Partner, AGTC Partners, L.P.
By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

AGTC PARTNERS, L.P.
By its General Partner, NewcoGen Group, Inc.

By: *
Noubar B. Afeyan, PhD
President

NEWCOGEN GROUP, INC.

By: *
Noubar B. Afeyan, PhD
President

SCHEDULE 13D

CUSIP No. 08861T206	Page 24 of 24

FLAGSHIP VENTURES MANAGEMENT, INC.

By: *
Noubar B. Afeyan, PhD
President

FLAGSHIP VENTURES FUND 2007, L.P.

By its General Partner, Flagship Ventures 2007 General Partner, LLC

By: *
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES 2007 GENERAL PARTNER, LLC

By: *
Noubar B. Afeyan, PhD
Manager

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

*
Noubar B. Afeyan, PhD

*	The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Noubar B. Afeyan, PhD
Noubar B. Afeyan, PhD